August 21, 2008

Michael A. Brennan, President
Voice To Phone, Inc.
5328 Redwood Road
Plantation, Florida 33317
(760) 238-7005

Richard S. Pattin, President & CEO
Calypso Wireless, Inc.
21 Waterway Avenue, Suite 300
The Woodlands, Texas 77380

RE: Reversion of Patent Rights in U.S. Patent Numbers 6,839,412, 6,385,306, 6,765,996, and 7,031,439

Dear Mr. Pattin,

This is notice that the Assignment of Rights ("the Assignments") to Calypso Wireless, Inc. ("Calypso") from Voice to Phone, Inc. ("VTP") for U.S. Patent Numbers 6,839,412, 6,385,306, 6,765,996, and 7,031,439 ("the Patents") have been rescinded.

On May 15, 2007 ("Effective Date") a Patents Purchase Agreement ("Agreement") was entered into between Calypso and VTP. In the Agreement, Calypso promised to deliver five million (5,000,000) free-trading S-8 shares of Calypso's shares, four million (4,000,000) shares within fifteen days of Effective Date and the remaining one million (1,000,000) shares on or before November 1, 2007, in exchange for the exclusive patent rights to the Patents. Calypso has failed to deliver the remaining one million (1,000,000) shares. According to the Agreement, if Calypso failed to timely pay VTP according to Agreement, then VTP could elect to rescind Assignments affecting the transfer of patent rights at any time after the failure to pay, rendering Assignments null and void. In addition, Calypso agreed to pay VTP three million dollars ($3,000,000) in the event of default by Calypso to pay the shares agreed upon. Therefore, on July 28, 2008, a Notice of Reversion of Patent Rights was filed with the United States Patent and Trademark Office for Patents, thereby rescinding Agreement. A copy of the Assignment, Notice of Reversion of Patent Rights, and USPTO's Notice of Recordation are enclosed for your reference.

Calypso is aware of its default, as evidenced by Calypso's Schedule 14A filing with the Securities and Exchange Commission (SEC) on May 28, 2008, which reads, in pertinent part:

> "In May 2007, [Calypso] entered into a Patents Purchase Agreement (the "Patents Agreement") with Voice to Phone, Inc. ("VTP"), pursuant to which [Calypso] agreed to purchase certain patents, Patent Nos. 6839412, 6385306, 6765996, and 7031439, relating to audio file transmission methods (the "Baxter Patents") from VTP in consideration for 5,000,000 shares of our common stock, of which only 4,000,000 shares have been issued to date. Pursuant to the Patents Agreement, we were to deliver the additional 1,000,000 shares by November 1, 2007 (the "Baxter Shares"), which shares have not been delivered. As a result, VTP can cancel the Patents Agreement at any time, which agreement, if cancelled, provides for us to return the Baxter Patents to VTP and to pay VTP an additional $3,000,000 in damages."

Calypso is hereby on notice, as of the date of receipt of this letter, of the rescission of the Agreement by VTP and Reversion of all Patent rights back to VTP. Calypso must, within sixty (60) days of receipt of this letter, discontinue all manufacture, sale, and use, in any manner, of the property protected by the Patents, as they no longer belong to Calypso. Any further such manufacture, sale, and/or use after this sixty (60) day period will be considered an infringement of VTP's rights in the Patents and will be prosecuted accordingly. Calypso must also relinquish payment of the three million dollars ($3,000,000) in damages to VTP as stipulated in the Agreement within sixty (60) days of receipt of this letter. In addition, VTP must receive an unambiguous response to this letter from Calypso stating its intent to comply, within twenty (20) days of receipt of this letter.

Sincerely,

Michael A. Brennan